Exhibit 99.1

Manchester United plc

Interim report (unaudited) for the three and six months

ended 31 December 2023

Contents

Management’s discussion and analysis of financial condition and results of operations	2
Interim consolidated statement of profit or loss for the three and six months ended 31 December 2023 and 2022	12
Interim consolidated statement of comprehensive income/(loss) for the three and six months ended 31 December 2023 and 2022	13
Interim consolidated balance sheet as of 31 December 2023, 30 June 2023 and 31 December 2022	14
Interim consolidated statement of changes in equity for the six months ended 31 December 2023, the six months ended 30 June 2023 and the six months ended 31 December 2022	16
Interim consolidated statement of cash flows for the three and six months ended 31 December 2023 and 2022	17
Notes to the interim consolidated financial statements	18

Manchester United plc

Management’s discussion and analysis of financial condition and results of operations

GENERAL INFORMATION AND FORWARD-LOOKING STATEMENTS

The following Management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the interim consolidated financial statements and notes thereto included as part of this report. This report contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to Manchester United plc’s (“the Company”) operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this interim report are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Annual Report on Form 20-F for the year ended 30 June 2023, as filed with the Securities and Exchange Commission on 27 October 2023 (File No. 001-35627).

GENERAL

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 146-year heritage we have won 67 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of 1.1 billion fans and followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and Matchday. We attract leading global companies such as adidas, TeamViewer, Kohler, Tezos and Qualcomm that want access and exposure to our community of followers and association with our brand.

RESULTS OF OPERATIONS

Three months ended 31 December 2023 as compared to the three months ended 31 December 2022

	Three months ended
	31 December
	(in £ millions)		% Change
			2023 over
	2023	2022	2022
Revenue	225.8	167.4	34.9%
Commercial revenue	71.8	78.7	(8.8)%
Broadcasting revenue	106.4	58.8	81.0%
Matchday revenue	47.6	29.9	59.2%
Total operating expenses	(198.7)	(167.6)	(18.6)%
Employee benefit expenses	(95.1)	(77.3)	(23.0)%
Other operating expenses	(39.3)	(41.7)	5.8%
Depreciation	(4.2)	(3.6)	(16.7)%
Amortization	(50.5)	(45.0)	(12.2)%
Exceptional items	(9.6)	—	—
Profit/(loss) on disposal of intangible assets	0.4	(2.6)	115.4%
Net finance (costs)/income	(0.3)	12.1	(102.5)%
Income tax expense	(6.8)	(2.9)	(134.5)%
Profit after tax	20.4	6.4	218.8%

Revenue

Total revenue for the three months ended 31 December 2023 was £225.8 million, an increase of £58.4 million, or 34.9%, over the three months ended 31 December 2022, as a result of an increase in revenue in our Broadcasting and Matchday sectors, partially offset by a decrease in revenue in our Commercial sector, as described below.

Commercial revenue

Commercial revenue for the three months ended 31 December 2023 was £71.8 million, a decrease of £6.9 million, or 8.8%, over the three months ended 31 December 2022.

●	Sponsorship revenue for the three months ended 31 December 2023 was £39.2 million, a decrease of £11.2 million, or 22.2%, over the three months ended 31 December 2022, primarily due to a one-off sponsorship credit in the prior year quarter.
●	Retail, Merchandising, Apparel & Product Licensing revenue for the three months ended 31 December 2023 was £32.6 million, an increase of £4.3 million, or 15.2%, over the three months ended 31 December 2022, due to the extension of our contract with Adidas and strong Megastore performance.

Broadcasting revenue

Broadcasting revenue for the three months ended 31 December 2023 was £106.4 million, an increase of £47.6 million, or 81.0%, over the three months ended 31 December 2022, primarily due to the men’s first team participating in the UEFA Champions League compared to the UEFA Europa League in the prior year quarter.

Matchday revenue

Matchday revenue for the three months ended 31 December 2023 was £47.6 million, an increase of £17.7 million, or 59.2%, over the three months ended 31 December 2022, primarily due to playing two more home games in the current year quarter compared to the prior year quarter and the men’s first team participating in the UEFA Champions League rather than the UEFA Europa League.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, amortization and exceptional items) for the three months ended 31 December 2023 were £198.7 million, an increase of £31.1 million, or 18.6%, over the three months ended 31 December 2022.

Employee benefit expenses

Employee benefit expenses for the three months ended 31 December 2023 were £95.1 million, an increase of £17.8 million, or 23.0%, over the three months ended 31 December 2022, as a result of the men’s first team participating in the UEFA Champions League in the current year, compared to the UEFA Europa League in the prior year.

Other operating expenses

Other operating expenses for the three months ended 31 December 2023 were £39.3 million, a decrease of £2.4 million, or 5.8%, over the three months ended 31 December 2022.

Depreciation

Depreciation for the three months ended 31 December 2023 was £4.2 million, compared to £3.6 million for the three months ended 31 December 2022.

Amortization

Amortization, primarily of players’ registrations, for the three months ended 31 December 2023 was £50.5 million, an increase of £5.5 million, or 12.2%, over the three months ended 31 December 2022, due to investment in the first team playing squad. The unamortized balance of registrations as of 31 December 2023 was £494.2 million.

Exceptional items

Exceptional items for the three months ended 31 December 2023 were a cost of £9.6 million. This comprises of costs incurred in relation to the Group’s strategic review and agreed sale of 25% of Class B shares and up to 25% of Class A shares to Sir Jim Ratcliffe. Exceptional items for the three months ended 31 December 2022 were £nil. Further exceptional items have been recognized in the third quarter of fiscal 2024, after Premier League and Football Association approval of the deal was received.

Profit/(loss) on disposal of intangible assets

Profit on disposal of intangible assets for the three months ended 31 December 2023 was £0.4 million, compared to a loss of £2.6 million for the three months ended 31 December 2022.

Net finance (costs)/income

Net finance costs for the three months ended 31 December 2023 was £0.3 million, compared to net finance income of £12.1 million for the three months ended 31 December 2022, primarily due to a lower gain on re-translation of unhedged USD borrowings.

Income tax

The income tax expense for the three months ended 31 December 2023 was £6.8 million, compared to an income tax expense of £2.9 million for the three months ended 31 December 2022.

Six months ended 31 December 2023 as compared to the six months ended 31 December 2022

	Six months ended
	31 December
	(in £ millions)		% Change
			2023 over
	2023	2022	2022
Revenue	382.9	311.0	23.1%
Commercial revenue	162.2	166.1	(2.3)%
Broadcasting revenue	145.7	93.7	55.5%
Matchday revenue	75.0	51.2	46.5%
Total operating expenses	(383.4)	(331.3)	(15.7)%
Employee benefit expenses	(185.4)	(159.6)	(16.2)%
Other operating expenses	(82.8)	(79.5)	(4.2)%
Depreciation	(8.3)	(7.1)	(16.9)%
Amortization	(97.3)	(85.1)	(14.3)%
Exceptional items	(9.6)	—	—
Profit on disposal of intangible assets	29.9	14.0	113.6%
Net finance costs	(34.9)	(18.9)	(84.7)%
Income tax credit	0.2	4.9	(95.9)%
Loss after tax	(5.3)	(20.3)	73.9%

Revenue

Total revenue for the six months ended 31 December 2023 was £382.9 million, an increase of £71.9 million, or 23.1%, over the six months ended 31 December 2022, as a result of an increase in revenue in our Broadcasting and Matchday sectors, offset by a decrease in revenue in our Commercial sector, as described below.

Commercial revenue

Commercial revenue for the six months ended 31 December 2023 was £162.2 million, a decrease of £3.9 million, or 2.3%, over the six months ended 31 December 2022.

●	Sponsorship revenue for the six months ended 31 December 2023 was £95.4 million, a decrease of £12.8 million, or 11.8%, over the six months ended 31 December 2022, primarily due to a one-off sponsorship credit in the prior year quarter.
●	Retail, Merchandising, Apparel & Product Licensing revenue for the six months ended 31 December 2023 was £66.8 million, an increase of £8.9 million, or 15.4%, over the six months ended 31 December 2022, due to the extension of our contract with Adidas and strong Megastore performance.

Broadcasting revenue

Broadcasting revenue for the six months ended 31 December 2023 was £145.7 million, an increase of £52.0 million, or 55.5%, over the six months ended 31 December 2022, primarily due to the men’s first team participating in the UEFA Champions League in current year compared to the UEFA Europa League in the prior year.

Matchday revenue

Matchday revenue for the six months ended 31 December 2023 was £75.0 million, an increase of £23.8 million, or 46.5%, over the six months ended 31 December 2022, primarily due to playing three more home games in the current year and the men’s first team participating in the UEFA Champions League rather than the UEFA Europa League.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, amortization and exceptional items) for the six months ended 31 December 2023 were £383.4 million, an increase of £52.1 million, or 15.7%, over the six months ended 31 December 2022.

Employee benefit expenses

Employee benefit expenses for the six months ended 31 December 2023 were £185.4 million, an increase of £25.8 million, or 16.2%, over the six months ended 31 December 2022, as a result of the men’s first team participating in the UEFA Champions League, compared to the UEFA Europa League in the prior year.

Other operating expenses

Other operating expenses for the six months ended 31 December 2023 were £82.8 million, an increase of £3.3 million, or 4.2%, over the six months ended 31 December 2022.

Depreciation

Depreciation for the six months ended 31 December 2023 was £8.3 million, an increase of £1.2 million, or 16.9%, over the six months ended 31 December 2022.

Amortization

Amortization, primarily of players’ registrations, for the six months ended 31 December 2023 was £97.3 million, an increase of £12.2 million, or 14.3%, over the six months ended 31 December 2022, due to investment in the first team playing squad. The unamortized balance of registrations as of 31 December 2023 was £494.2 million.

Exceptional items

Exceptional items for the six months ended 31 December 2023 were a cost of £9.6 million. This comprises of costs incurred in relation to the Group’s strategic review and agreed sale of 25% of Class B shares and up to 25% of Class A shares to Sir Jim Ratcliffe. Exceptional items for the six months ended 31 December 2022 were £nil. Further exceptional items have been recognized in the third quarter of fiscal 2024, after Premier League and Football Association approval of the deal was received.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the six months ended 31 December 2023 was £29.9 million, compared to a profit of £14.0 million for the six months ended 31 December 2022.

Net finance costs

Net finance costs for the six months ended 31 December 2023 were £34.9 million, compared to £18.9 million for the six months ended 31 December 2022, primarily due to increased interest costs and a change in the valuation of closing derivative financial instruments.

Income tax

The income tax credit for the six months ended 31 December 2023 was £0.2 million, compared to £4.9 million for the six months ended 31 December 2022.

LIQUIDITY AND CAPITAL RESOURCES

Our primary cash requirements stem from the payment of transfer fees for the acquisition of players’ registrations, capital expenditures for the improvement of facilities at Old Trafford and the Carrington training ground (“Carrington”), payment of interest on our borrowings, employee benefit expenses, other operating expenses and dividends on our Class A ordinary shares and Class B ordinary shares. Historically, we have met these cash requirements through a combination of operating cash flow and proceeds from the transfer fees from the sale of players’ registrations. Our existing borrowings primarily consist of our secured term loan facility, our senior secured notes and outstanding drawdowns under our revolving facilities. We manage our cash flow interest rate risk where appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting a portion of variable rate borrowings from floating to fixed rates. We have US dollar borrowings that we use to hedge our US dollar commercial revenue exposure. We continue to evaluate our financing options and may, from time to time, take advantage of opportunities to repurchase or refinance all or a portion of our existing indebtedness to the extent such opportunities arise. As of 31 December 2023, we had cash resources of £62.8 million and all funds are held as cash and cash equivalents and therefore available on demand. As of 31 December 2023, we also had access to an undrawn revolving facility of £40 million. However, we cannot assure you that our cash generated from operations, cash and cash equivalents or cash available under our revolving facilities will be sufficient to meet our long-term future needs. We cannot assure you that we could obtain additional financing on favorable terms or at all, including as a result of changes or volatility in the credit or capital markets, which affect our ability to borrow money or raise capital.

Our business ordinarily generates a significant amount of cash from our Matchday revenues and commercial contractual arrangements at or near the beginning of our fiscal year, with a steady flow of other cash received throughout the fiscal year. In addition, we ordinarily generate a significant amount of our cash through advance receipts, including season tickets (which include general admission season tickets and seasonal hospitality tickets), most of which are received prior to the end of June for the following season. Our Broadcasting revenue from the Premier League and UEFA are paid periodically throughout the season, with primary payments made in late summer, December, January and the end of the football season. Our sponsorship and other commercial revenue tends to be paid either quarterly or annually in advance. However, while we typically have a high cash balance at the beginning of each fiscal year, this is largely attributable to deferred revenue, the majority of which falls under current liabilities in the consolidated balance sheet, and this deferred revenue is unwound through the statement of profit or loss over the course of the fiscal year. Over the course of a year, we use our cash on hand to pay employee benefit expenses, other operating expenses, interest payments and other liabilities as they become due. This typically results in negative working capital movement at certain times during the year. In the event it ever became necessary to access additional operating cash, we also have access to cash through our revolving facilities. As of 31 December 2023, we had £260 million of outstanding loans under our revolving facilities and access to undrawn revolving facilities of £40 million.

We also maintain a mixture of long-term debt and capacity under our revolving facilities in order to ensure that we have sufficient funds available for short-term working capital requirements and for investment in the playing squad and other capital projects.

Our cost base is more evenly spread throughout the fiscal year than our cash inflows. Employee benefit expenses and fixed costs constitute the majority of our cash outflows and are generally paid throughout the 12 months of the fiscal year.

In addition, transfer windows for acquiring and disposing of registrations occur in January and the summer. During these periods, we may require additional cash to meet our acquisition needs for new players and we may generate additional cash through the sale of existing registrations. Depending on the terms of the agreement, transfer fees may be paid or received by us in multiple installments, resulting in deferred cash paid or received. Although we have not historically drawn on our revolving facilities during the summer transfer window, if we seek to acquire players with values substantially in excess of the values of players we seek to sell, we may be required to utilize cash available from our revolving facilities to meet our cash needs.

Acquisition and disposal of registrations also affects our trade receivables and payables, which affects our overall working capital. Our trade receivables include transfer fees receivable from other football clubs, whereas our trade payables include transfer fees and other associated costs payable to other football clubs in relation to the acquisition of registrations.

Cash Flow

The following table summarizes our cash flows for the six months ended 31 December 2023 and 2022:

	Six months ended
	31 December
	(in £ millions)
	2023	2022
Cash flow from operating activities
Cash used in operations	(12.1)	(53.0)
Net interest paid	(18.2)	(14.2)
Tax refunded/(paid)	5.2	(0.3)
Net cash outflow from operating activities	(25.1)	(67.5)
Cash flow from investing activities
Payments for property, plant and equipment	(11.9)	(7.1)
Payments for intangible assets	(167.9)	(129.9)
Proceeds from sale of intangible assets	33.6	13.8
Net cash outflow from investing activities	(146.2)	(123.2)
Cash flow from financing activities
Proceeds from borrowings	160.0	100.0
Principal elements of lease payments	(0.5)	(1.5)
Dividends paid	—	—
Net cash inflow from financing activities	159.5	98.5
Net decrease in cash and cash equivalents(1)	(11.8)	(92.2)
(1)	Excludes the effect of exchange rate changes on cash and cash equivalents.

Net cash outflow from operating activities

Cash generated from operations represents our operating results and net movements in our working capital. Our working capital is generally impacted by the timing of cash received from the sale of tickets and hospitality and other Matchday revenues, broadcasting revenues from the Premier League and UEFA and sponsorship and other commercial revenues. Cash used in operations for the six months ended 31 December 2023 was £12.1 million compared to cash used in operations of £53.0 million for the six months ended 31 December 2022.

Additional changes in net cash inflow from operating activities generally reflect our finance costs. We currently pay fixed rates of interest on our senior secured notes and variable rates of interest on our secured term loan facility. We use interest rate swaps to manage the cash flow interest rate risk. Such swaps have the economic effect of converting a portion of interest from variable rates to a fixed rate. Drawdowns from our revolving facilities are also subject to variable rates of interest. Net cash outflow from operating activities for the six months ended 31 December 2023 was £25.1 million compared to net cash outflow of £67.5 million for the six months ended 31 December 2022.

Net cash outflow from investing activities

Capital expenditure for the acquisition of intangible assets as well as for improvements to property, principally at Old Trafford and Carrington, are funded through cash flow generated from operations, proceeds from the sale of intangible assets and, if necessary, from our revolving facilities. Capital expenditure on the acquisition, disposal and trading of intangible assets tends to vary significantly from year to year depending on the requirements of our men’s first team, overall availability of players, our assessment of their relative value and competitive demand for players from other clubs. By contrast, capital expenditure on the purchase of property, plant and equipment tends to remain relatively stable as we continue to make improvements at Old Trafford and Carrington.

Net cash outflow from investing activities for the six months ended 31 December 2023 was £146.2 million, an increase of £23.0 million from £123.2 million for the six months ended 31 December 2022.

For the six months ended 31 December 2023, net capital expenditure on property, plant and equipment was £11.9 million, an increase of £4.8 million from £7.1 million for the six months ended 31 December 2022.

For the six months ended 31 December 2023, net capital expenditure on intangible assets was £134.3 million, an increase of £18.2 million from £116.1 million for the six months ended 31 December 2022.

Net cash inflow from financing activities

Net cash inflow from financing activities for the six months ended 31 December 2023 was £159.5 million, compared to net cash inflow of £98.5 million for the six months ended 31 December 2022. This is due to a £160.0 million drawdown on the revolving facilities in the current year compared to a £100.0 million drawdown on the revolving facilities in the prior year.

Indebtedness

Our primary sources of indebtedness consist of our senior secured notes, our secured term loan facility and our revolving facilities. As part of the security for our senior secured notes, our secured term loan facility and our revolving facilities, substantially all of our assets are subject to liens and mortgages.

Description of principal indebtedness

Senior secured notes

Our wholly owned subsidiary, Manchester United Football Club Limited, issued $425 million in aggregate principal amount of 3.79% senior secured notes. As of 31 December 2023 the sterling equivalent of £331.6 million (net of unamortized issue costs of £1.9 million) was outstanding. The outstanding principal amount was $425.0 million. The senior secured notes mature on 25 June 2027.

The senior secured notes are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and MU Finance Limited and secured against substantially all of the assets of those entities and Manchester United Football Club Limited. These entities are wholly owned subsidiaries of Manchester United plc.

The note purchase agreement governing the senior secured notes contains a financial maintenance covenant requiring us to maintain consolidated profit for the period before depreciation, amortization of, and profit/(loss) on disposal of, intangible assets, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive financial years) during the life of the senior secured notes if we fail to qualify for the first round group stages (or its equivalent from time to time) of the UEFA Champions League. The impact of IFRS 16 is excluded for the purpose of covenant compliance testing. The covenant is tested on a quarterly basis and we were in compliance as of 31 December 2023.

The note purchase agreement governing the senior secured notes contains events of default typical for securities of this type, as well as customary covenants and restrictions on the activities of Red Football Limited and each of Red Football Limited’s subsidiaries, including, but not limited to, the incurrence of additional indebtedness; dividends or distributions in respect of capital stock or certain other restricted payments or investments; entering into agreements that restrict distributions from restricted subsidiaries; the sale or disposal of assets, including capital stock of restricted subsidiaries; transactions with affiliates; the incurrence of liens; and mergers, consolidations or the sale of substantially all of Red Football Limited’s assets. The covenants in the note purchase agreement governing the senior secured notes are subject to certain thresholds and exceptions described in the note purchase agreement governing the senior secured notes.

The senior secured notes may be redeemed in part, in an amount not less than 5% of the aggregate principal amount of the senior secured notes then outstanding, or in full, at any time at 100% of the principal amount plus a “make-whole” premium of an amount equal to the discounted value (based on the US Treasury rate) of the remaining interest payments due on the senior secured notes up to 25 June 2027.

Secured term loan facility

Our wholly owned subsidiary, Manchester United Football Club Limited, has a secured term loan facility with Bank of America Merrill Lynch International Designated Activity Company as lender. As of 31 December 2023, the sterling equivalent of £174.9 million (net of unamortized issue costs of £1.6 million) was outstanding. The outstanding principal amount was $225.0 million. The remaining balance of the secured term loan facility is repayable on 6 August 2029, although the Group has the option to repay the secured term loan facility at any time before then.

Loans under the secured term loan facility bear interest at a rate per annum equal to the Secured Overnight Financing Rate (SOFR) plus the applicable margin. The applicable margin, if no event of default has occurred and is continuing, means the following:

Margin %
Total net leverage ratio (as defined in the secured term loan facility agreement)	(per annum)
Greater than 3.5	1.75
Greater than 2.0 but less than or equal to 3.5	1.50
Less than or equal to 2.0	1.25

While any event of default is continuing, the applicable margin shall be the highest level set forth above.

Our secured term loan facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. These entities are wholly owned subsidiaries of Manchester United plc.

The secured term loan facility contains a financial maintenance covenant requiring us to maintain consolidated profit for the period before depreciation, amortization of, and profit/(loss) on disposal of, intangible assets, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive financial years) during the life of the secured term loan facility if we fail to qualify for the first round group stages (or its equivalent from time to time) of the UEFA Champions League. The impact of IFRS 16 is excluded for the purpose of covenant compliance testing. The covenant is tested on a quarterly basis and we were in compliance as of 31 December 2023.

The secured term loan facility contains events of default typical in facilities of this type, as well as typical covenants including restrictions on incurring additional indebtedness, paying dividends or making other distributions or repurchasing or redeeming our stock, selling assets, including capital stock of restricted subsidiaries, entering into agreements restricting our subsidiaries’ ability to pay dividends, consolidating, merging, selling or otherwise disposing of all or substantially all of our assets, entering into sale and leaseback transactions, entering into transactions with our affiliates and incurring liens. Certain events of default and covenants in the secured term loan facility are subject to certain thresholds and exceptions described in the agreement governing the secured term loan facility.

Revolving facilities

Our revolving facilities agreement originally dated 22 May 2015 (as amended on 7 October 2015, amended and restated on 4 April 2019, 4 March 2021 and 10 December 2021) (the “initial revolving facility”) allows Manchester United Football Club Limited (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £150 million from a syndicate of lenders with Bank of America Europe Designated Activity Company as agent and security trustee. As of 31 December 2023, we had £135 million in outstanding loans and £15 million in borrowing capacity under our revolving facilities agreement.

The revolving facilities agreement contains a financial maintenance covenant consistent with the note purchase agreement and secured term loan- facility. The initial revolving facility is scheduled to expire on 4 April 2025. Any amount still outstanding at that time will be due in full immediately on the applicable expiry date.

Our revolving facility agreement originally dated 14 October 2020 (as amended and restated on 4 March 2021, 13 December 2021 and 26 April 2022) (the “new revolving facility”) allows Manchester United Football Club Limited (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £75 million from Santander UK plc as original lender and with Santander UK plc as agent and with Bank of America Europe Designated Activity Company as security trustee. The general covenants under the new revolving facility are consistent with the initial revolving facility. As of 31 December 2023, we had £62.5 million in outstanding loans and £12.5 million in borrowing capacity under our revolving facility agreement. The new revolving facility has a maturity date of 25 June 2027.

On 26 April 2022 we entered into a new bilateral revolving facility agreement (the “bilateral revolving facility”) which allows Manchester United Football Club Limited (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £75 million from Bank of America, N.A., London Branch as original lender and with Bank of America Europe Designated Activity Company as agent and security trustee. The general covenants under the bilateral revolving facility agreement are consistent with the initial revolving facilities agreement. As of 31 December 2023, we had £62.5 million in outstanding loans and £12.5 million in borrowing capacity under our revolving facility agreement. The bilateral revolving facility has a maturity date of 25 June 2027.

Our revolving facilities are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. These entities are wholly owned subsidiaries of Manchester United plc.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not currently have any research and development policies in place.

OFF BALANCE SHEET ARRANGEMENTS

Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable by us if certain specific performance conditions are met. We estimate the fair value of any contingent consideration at the date of acquisition based on the probability of conditions being met and monitor this on an ongoing basis. The maximum additional amount that could be payable as of 31 December 2023 is £158.0 million (30 June 2023: £133.1 million; 31 December 2022: £141.1 million).

Transfer fees receivable

Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to us if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Company when probable and recognized when virtually certain. As of 31 December 2023, we believe receipt of £0.3 million to be probable (30 June 2023: £nil; 30 December 2022: £nil).

Other commitments

In the ordinary course of business, we enter into capital commitments. These transactions are recognized in the consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and are more fully disclosed therein.

As of 31 December 2023, we had not entered into any other off-balance sheet transactions.

Manchester United plc

Interim consolidated statement of profit or loss - unaudited

		Three months ended		Six months ended
		31 December		31 December
		2023	2022	2023	2022
	Note	£’000	£’000	£’000	£’000
Revenue from contracts with customers	6	225,756	167,368	382,852	311,022
Operating expenses	7	(198,661)	(167,640)	(383,423)	(331,284)
Profit/(loss) on disposal of intangible assets	9	399	(2,588)	29,880	14,020
Operating profit/(loss)		27,494	(2,860)	29,309	(6,242)
Finance costs		(16,593)	(26,277)	(37,842)	(21,956)
Finance income (1)		16,318	38,392	2,948	3,083
Net finance (costs)/income	10	(275)	12,115	(34,894)	(18,873)
Profit/(loss) before income tax		27,219	9,255	(5,585)	(25,115)
Income tax (expense)/credit	11	(6,845)	(2,949)	202	4,905
Profit/(loss) for the period		20,374	6,306	(5,383)	(20,210)

Earnings/(loss) per share during the period:
Basic earnings/(loss) per share (pence)	12	12.49	3.87	(3.30)	(12.39)
Diluted earnings/(loss) per share (pence) (2)	12	12.44	3.85	(3.30)	(12.39)
(1)Each element of finance income is split based on its position in both the three months ended 31 December 2023 and the six months ended 31 December 2023. In the current year, exchange rate fluctuations have resulted in income for the three months ended 31 December 2023 that is greater than the total net position across the six months ended 31 December 2023.
(2)For the six months ended 31 December 2023 and 31 December 2022, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of comprehensive income/(loss) - unaudited

	Three months ended		Six months ended
	31 December		31 December
	2023	2022	2023	2022
	£’000	£’000	£’000	£’000
Profit/(loss) for the period	20,374	6,306	(5,383)	(20,210)
Other comprehensive income/(loss):
Items that may be reclassified to profit or loss
Movement on hedges	3,897	2,106	(5,369)	1,718
Income tax (expense)/credit relating to movements on hedges	(975)	(516)	1,342	(419)
Other comprehensive income/(loss) for the period, net of income tax	2,922	1,590	(4,027)	1,299
Total comprehensive income/(loss) for the period	23,296	7,896	(9,410)	(18,911)

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet - unaudited

		As of
		31 December	30 June	31 December
		2023	2023	2022
	Note	£’000	£’000	£’000
ASSETS
Non-current assets
Property, plant and equipment	14	255,246	253,282	243,434
Right-of-use assets	15	8,199	8,760	3,353
Investment properties	16	19,853	19,993	20,133
Intangible assets	17	922,527	812,382	871,529
Trade receivables	20	24,498	22,303	21,224
Derivative financial instruments	21	200	7,492	22,189
		1,230,523	1,124,212	1,181,862
Current assets
Inventories	19	4,024	3,165	3,272
Prepayments		26,945	16,487	26,087
Contract assets – accrued revenue	6.2	61,819	43,332	53,505
Trade receivables	20	81,388	31,167	116,409
Other receivables		2,065	9,928	2,426
Income tax receivable		—	5,317	4,479
Derivative financial instruments	21	2,439	8,317	7,876
Cash and cash equivalents	22	62,809	76,019	31,045
		241,489	193,732	245,099
Total assets		1,472,012	1,317,944	1,426,961

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet - unaudited (continued)

		As of
		31 December	30 June	31 December
		2023	2023	2022
	Note	£’000	£’000	£’000
EQUITY AND LIABILITIES
Equity
Share capital	23	53	53	53
Share premium		68,822	68,822	68,822
Treasury shares	24	(21,305)	(21,305)	(21,305)
Merger reserve		249,030	249,030	249,030
Hedging reserve		(25)	4,002	2,249
Retained deficit		(200,558)	(196,652)	(189,097)
Total equity		96,017	103,950	109,752
Non-current liabilities
Deferred tax liabilities	18	924	3,304	2,413
Contract liabilities - deferred revenue	6.2	8,059	6,659	7,274
Trade and other payables	25	189,891	161,141	160,495
Borrowings	26	506,509	507,335	535,654
Lease liabilities	15	7,704	7,844	2,475
Derivative financial instruments	21	1,482	748	519
Provisions	27	—	93	89
		714,569	687,124	708,919
Current liabilities
Contract liabilities - deferred revenue	6.2	149,643	169,624	160,554
Trade and other payables	25	231,701	236,472	227,772
Income tax liabilities		775	—	—
Borrowings	26	266,792	105,961	206,246
Lease liabilities	15	861	1,036	804
Derivative financial instruments	21	591	931	—
Provisions	27	11,063	12,846	12,914
		661,426	526,870	608,290
Total equity and liabilities		1,472,012	1,317,944	1,426,961

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of changes in equity - unaudited

	Share	Share	Treasury	Merger	Hedging	Retained	Total
	capital	premium	shares	reserve	reserve	earnings	equity
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Balance at 30 June 2022	53	68,822	(21,305)	249,030	950	(170,042)	127,508
Loss for the period	—	—	—	—	—	(20,210)	(20,210)
Cash flow hedges	—	—	—	—	1,718	—	1,718
Tax expense relating to movement on hedges	—	—	—	—	(419)	—	(419)
Total comprehensive income for the period	—	—	—	—	1,299	(20,210)	(18,911)
Equity-settled share-based payments	—	—	—	—	—	1,155	1,155
Balance at 31 December 2022	53	68,822	(21,305)	249,030	2,249	(189,097)	109,752
Loss for the period	—	—	—	—	—	(8,468)	(8,468)
Cash flow hedges	—	—	—	—	2,352	—	2,352
Tax expense relating to movement on hedges	—	—	—	—	(599)	—	(599)
Total comprehensive loss for the period	—	—	—	—	1,753	(8,468)	(6,715)
Equity-settled share-based payments	—	—	—	—	—	598	598
Deferred tax credit relating to share-based payments	—	—	—	—	—	315	315
Balance at 30 June 2023	53	68,822	(21,305)	249,030	4,002	(196,652)	103,950
Loss for the period	—	—	—	—	—	(5,383)	(5,383)
Cash flow hedges	—	—	—	—	(5,369)	—	(5,369)
Tax credit relating to movement on hedges	—	—	—	—	1,342	—	1,342
Total comprehensive loss for the period	—	—	—	—	(4,027)	(5,383)	(9,410)
Equity-settled share-based payments	—	—	—	—	—	1,477	1,477
Balance at 31 December 2023	53	68,822	(21,305)	249,030	(25)	(200,558)	96,017

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of cash flows - unaudited

		Three months ended		Six months ended
		31 December		31 December
		2023	2022	2023	2022
	Note	£’000	£’000	£’000	£’000
Cash flow from operating activities
Cash used in operations	28	(38,012)	(56,633)	(12,141)	(53,014)
Interest paid		(8,182)	(4,595)	(18,756)	(14,223)
Interest received		223	59	572	77
Tax (paid)/refunded		(561)	(340)	5,256	(392)
Net cash outflow from operating activities		(46,532)	(61,509)	(25,069)	(67,552)
Cash flow from investing activities
Payments for property, plant and equipment		(2,811)	(2,706)	(11,840)	(7,099)
Payments for intangible assets(1)		(35,729)	(29,868)	(167,942)	(129,892)
Proceeds from sale of intangible assets(1)		7,913	2,071	33,582	13,733
Net cash outflow from investing activities		(30,627)	(30,503)	(146,200)	(123,258)
Cash flow from financing activities
Proceeds from borrowings		60,000	100,000	160,000	100,000
Principal elements of lease payments		(300)	(571)	(500)	(1,449)
Net cash inflow from financing activities		59,700	99,429	159,500	98,551
Effect of exchange rate changes on cash and cash equivalents		(561)	(649)	(1,441)	2,081
Net (decrease)/increase in cash and cash equivalents		(18,020)	6,768	(13,210)	(90,178)
Cash and cash equivalents at beginning of period		80,829	24,277	76,019	121,223
Cash and cash equivalents at end of period	22	62,809	31,045	62,809	31,045
(1)Payments and proceeds for intangible assets primarily relate to player and key football management staff registrations. When acquiring or selling players’ and key football management staff registrations it is normal industry practice for payment terms to spread over more than one year and consideration may also include non-cash items. Details of registrations additions and disposals are provided in Note 17. Trade payables in relation to the acquisition of registrations at the reporting date are provided in Note 25. Trade receivables in relation to the disposal of registrations at the reporting date are provided in Note 20.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited

1General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands. The Company’s shares are listed on the New York Stock Exchange under the symbol “MANU”.

These financial statements are presented in pounds sterling and all values are rounded to the nearest thousand (£’000) except when otherwise indicated.

These interim consolidated financial statements were approved for issue by the Audit Committee on 13 March 2024.

2Basis of preparation

The interim consolidated financial statements of Manchester United plc have been prepared on a going concern basis and in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2023, as filed with the Securities and Exchange Commission on 27 October 2023, contained within the Company’s Annual Report on Form 20-F, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The report of the auditors on those financial statements was unqualified and did not contain an emphasis of matter paragraph. The results of operations for the interim periods should not be considered indicative of results to be expected for the full fiscal year.

Going concern

The Group has cash resources as of 31 December 2023 of £62.8 million, with all funds held as cash and cash equivalents and therefore available on demand. As of 31 December 2023, the Group also has access to undrawn revolving facilities of £40 million.

The Group’s debt facilities include the $425 million senior secured notes and the $225 million secured term loan facility, the majority of which attract fixed interest rates. As of 31 December 2023, the Group also has £260 million of outstanding loans under our revolving facilities. The Group’s secured notes and term loan mature in 2027 and 2029 respectively. Of the Group’s total available revolving facilities of £300 million, £150 million expires in 2025 and £150m expires in 2027. As of 31 December 2023, the Group was in compliance with all debt covenants.

Subsequent to the period end, the Group received a cash injection of $200 million related to the minority investment by Sir Jim Ratcliffe. A further $100 million is to be received by 31 December 2024.

As a result of a detailed assessment, including prudent assumptions around the men’s first team’s performance, and with reference to the Group’s balance sheet, existing committed facilities, but also acknowledging the inherent uncertainty of the current economic outlook, Management has concluded that the Group is able to meet its obligations when they fall due for a period of at least 12 months after the date of this report. For this reason, the Group continues to adopt the going concern basis for preparing the unaudited interim consolidated financial statements.

3Accounting policies

The accounting policies adopted are consistent with those of the consolidated financial statements for the year ended 30 June 2023, except as described below.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

New and amended standards and interpretations adopted by the Group

The following amendment to standards has been adopted by the Group for the first time for the year ended 30 June 2024:

●	Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 1)

The adoption of this amendment has not had a material effect on the Group’s financial statements.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

3Accounting policies (continued)

New and amended standards and interpretations issued but not yet adopted

The following amendment to IFRS that has been issued by the IASB will become effective in a subsequent accounting period:

●	Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

This change is not expected to have a material effect on the Group’s financial statements.

4Critical estimates and judgments

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the interim consolidated financial statements are considered to be:

●	Estimate of minimum guarantee revenue recognition – see Note 5
●	Estimate of fair value of registrations – see Note 17
●	Recognition of deferred tax assets – see Note 18
●	Recognition of tax related provisions - see Note 27

Management does not consider there to be any significant judgements in the preparation of the financial statements.

In preparing these interim consolidated financial statements, the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 30 June 2023.

5Seasonality of revenue

We experience seasonality in our revenue and cash flow, limiting the overall comparability of interim financial periods. In any given interim period, our total revenue can vary based on the number of games played in that period, which affects the amount of Matchday and Broadcasting revenue recognized. This is particularly evident in the 2022/23 season, in which the Premier League Season paused for six weeks in November 2022 for the FIFA World Cup to take place. Similarly, certain of our costs are derived from hosting games at Old Trafford, and these costs will also vary based on the number of games played in the period. We historically recognize the most revenue in our second and third fiscal quarters due to the scheduling of matches. However, a strong performance by our first team in European competitions and domestic cups could result in significant additional Matchday and Broadcasting revenue, and consequently we may also recognize the most revenue in our fourth fiscal quarter in those years.

i)Commercial

Commercial revenue (whether settled in cash or value in kind) comprises revenue receivable from the exploitation of the Manchester United brand through sponsorship and other commercial agreements, including minimum guaranteed revenue, revenue receivable from retailing Manchester United branded merchandise in the UK and licensing the manufacture, distribution and sale of such goods globally, and fees for the Manchester United men’s first team undertaking tours. Revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship rights enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as performance obligations are satisfied evenly over time (i.e. on a straight-line basis). Retail revenue is recognized when control of the products has transferred, being at the point of sale to the customer. License revenue in respect of right to access licences is recognized in line with the performance obligations included within the contract, in instances where these remain the same over the duration of the contract, revenue is recognized evenly on a time elapsed (i.e. straight-line) basis. Sales-based royalty revenue is recognized only when the subsequent sale is made.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

5Seasonality of revenue (continued)

Significant estimates

A number of sponsorship contracts contain significant estimates in relation to the allocation and recognition of revenue in line with performance obligations. Minimum guaranteed revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship benefits enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as performance obligations are satisfied evenly over time (i.e. on a straight-line basis).

On 21 July 2023, the Group signed a 10-year extension to its agreement with adidas which began on 1 August 2015 and now terminates on 30 June 2035. The minimum guarantee payable over the term of this extended agreement is £750 million per the original term and an additional £900 million due under the extension, resulting in a total of £1,650 million, subject to certain adjustments. Payments due in a particular year may increase if the club’s men’s or women’s first teams win the Premier League or Women’s Super League respectively, FA Cup or continental competitions with the maximum possible increase being £4.4 million per annum. Payments may decrease if the men’s first team fails to participate in the UEFA Champions League. Under the original term, if the men’s first team did not participate in the UEFA Champions League for two or more consecutive seasons, a deduction of 30% was made in the second or other consecutive year of non-participation. As a result of the men’s first team qualifying for the 2023/24 Champions League, no deductions are due under the original term and there is no critical accounting estimate in relation to the original term. Under the extended term, this clause has been amended to state that a £10 million deduction will be applied for each year of non-participation in the UEFA Champions League, commencing from the 2025/26 season and a critical accounting estimate exists in estimating the value of any such deductions over the life of the contract.

The total revenue of this contract including the estimated deduction in respect of the Champions League clause is recognized evenly over the life of contract and the impact of changing the estimated deduction by one year on revenue recognized in any one financial year is £0.8 million.

ii)Broadcasting

Broadcasting revenue represents revenue receivable from all UK and overseas broadcasting contracts, including contracts negotiated centrally by the Premier League and UEFA. Distributions from the Premier League comprise a fixed element (which is recognized evenly as each performance obligation is satisfied i.e.as each Premier League match is played), facility fees for live coverage and highlights of domestic home and away matches (which are recognized when the respective performance obligation is satisfied i.e. the respective match is played), and merit awards (which, being variable consideration, are recognized when each performance obligation is satisfied i.e. as each Premier League match is played, based on management’s estimate of where the men’s first team will finish at the end of the football season i.e. the most likely outcome and to the extent that it is deemed highly probably that no revenue recognized will be reversed). Distributions from UEFA relating to participation in European competitions comprise market pool payments (which are recognized over the matches played in the competition, a portion of which reflects Manchester United’s performance relative to the other Premier League clubs in the competition), fixed amounts for participation in individual matches (which are recognized when the matches are played) and an individual club coefficient share (which is recognized over the group stage matches).

iii)Matchday

Matchday revenue is recognized based on matches played throughout the year with revenue from each match (including season ticket allocated amounts) only being recognized when the performance obligation is satisfied i.e. the match has been played. Revenue from related activities such as Conference and Events or the Museum is recognized as the event or service is provided or the facility is used. Matchday revenue includes revenue receivable from all domestic and European match day activities from Manchester United games at Old Trafford, together with the Group’s share of gate receipts from domestic cup matches not played at Old Trafford, and fees for arranging other events at the Old Trafford stadium. As the Group acts as the principal in the sale of match tickets, the share of gate receipts payable to the other participating club and competition organizer for domestic cup matches played at Old Trafford is treated as an operating expense.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

6Revenue from contracts with customers

6.1Disaggregation of revenue from contracts with customers

The principal activity of the Group is the operation of men’s and women’s professional football clubs. All of the activities of the Group support the operation of the football clubs and the success of the men’s first team in particular is critical to the on-going development of the Group. Consequently, the chief operating decision maker (being the Board and executive officers of Manchester United plc) regards the Group as operating in one material segment, being the operation of professional football clubs.

All revenue derives from the Group’s principal activity in the United Kingdom. Revenue can be analysed into its three main components as follows:

	Three months ended		Six months ended
	31 December		31 December
	2023	2022	2023	2022
	£’000	£’000	£’000	£’000
Sponsorship	39,156	50,423	95,322	108,234
Retail, merchandising, apparel & product licensing	32,606	28,266	66,821	57,843
Commercial	71,762	78,689	162,143	166,077
Domestic competitions	59,734	44,399	89,678	72,026
European competitions	45,177	12,895	52,692	18,582
Other	1,529	1,495	3,417	3,184
Broadcasting	106,440	58,789	145,787	93,792
Matchday	47,554	29,890	74,922	51,153
	225,756	167,368	382,852	311,022

6.2Assets and liabilities related to contracts with customers

Details of movements on assets related to contracts with customers are as follows:

Current
contract assets
– accrued
revenue
£’000
At 1 July 2022	36,239
Recognized in revenue during the period	64,230
Cash received/amounts invoiced during the period	(46,964)
At 31 December 2022	53,505
Recognized in revenue during the period	38,818
Cash received/amounts invoiced during the period	(48,991)
At 30 June 2023	43,332
Recognized in revenue during the period	105,882
Cash received/amounts invoiced during the period	(87,395)
At 31 December 2023	61,819

A contract asset (accrued revenue) is recognized if commercial, broadcasting or Matchday revenue performance obligations are satisfied prior to unconditional consideration being due under the contract.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

6Revenue from contracts with customers (continued)

6.2Assets and liabilities related to contracts with customers (continued)

Details of movements on liabilities related to contracts with customers are as follows:

	Current	Non-current
	contract	contract	Total contract
	liabilities –	liabilities –	liabilities –
	deferred	deferred	deferred
	revenue	revenue	revenue
	£’000	£’000	£’000
At 1 July 2022	(165,847)	(16,697)	(182,544)
Recognized in revenue during the period	132,606	—	132,606
Cash received/amounts invoiced during the period	(117,890)	—	(117,890)
Reclassified to current during the period	(9,423)	9,423	—
At 31 December 2022	(160,554)	(7,274)	(167,828)
Recognized in revenue during the period	141,292	—	141,292
Cash received/amounts invoiced during the period	(149,747)	—	(149,747)
Reclassified to current during the period	(615)	615	—
At 30 June 2023	(169,624)	(6,659)	(176,283)
Recognized in revenue during the period	134,384	—	134,384
Cash received/amounts invoiced during the period	(115,803)	—	(115,803)
Reclassified to current during the period	1,400	(1,400)	—
At 31 December 2023	(149,643)	(8,059)	(157,702)

Commercial, broadcasting and Matchday consideration which is received in advance of the performance obligation being satisfied is treated as a contract liability (deferred revenue). The deferred revenue is then recognized as revenue when the performance obligation is satisfied. The Group receives substantial amounts of deferred revenue prior to the previous financial year end which is then recognized as revenue throughout the current year and, where applicable, future financial years.

7Operating expenses

	Three months ended		Six months ended
	31 December		31 December
	2023	2022	2023	2022
	£’000	£’000	£’000	£’000
Employee benefit expenses	(95,090)	(77,310)	(185,382)	(159,566)
Depreciation – property, plant and equipment (Note 14)	(3,755)	(2,953)	(7,476)	(5,927)
Depreciation – right-of-use assets (Note 15)	(328)	(586)	(639)	(1,020)
Depreciation – investment property (Note 16)	(70)	(70)	(140)	(140)
Amortization (Note 17)	(50,495)	(44,971)	(97,340)	(85,110)
Sponsorship, other commercial and broadcasting costs	(6,186)	(4,353)	(19,138)	(15,065)
External Matchday costs	(11,282)	(7,703)	(18,843)	(13,659)
Property costs	(4,263)	(5,090)	(7,839)	(9,518)
Other operating expenses	(17,597)	(24,604)	(37,031)	(41,279)
Exceptional items (Note 8)	(9,595)	—	(9,595)	—
	(198,661)	(167,640)	(383,423)	(331,284)

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

8Exceptional items

	Three months ended		Six months ended
	31 December		31 December
	2023	2022	2023	2022
	£’000	£’000	£’000	£’000
Costs related to strategic review and share sale agreement with Sir Jim Ratcliffe	(4,066)	—	(4,066)	—
Compensation for loss of office	(5,529)	—	(5,529)	—
	(9,595)	—	(9,595)	—

Exceptional items for the three and six months ended 31 December 2023 were £9.6 million. On 22 November 2022, Manchester United plc announced intentions to explore strategic alternatives for the club and on 24 December 2023 it was announced that an agreement had been reached with Sir Jim Ratcliffe for the sale of 25% of Manchester United plc’s Class B shares and up to 25% of Manchester United plc’s Class A shares. Exceptional items for the three and six months ended 31 December comprise costs related to this transaction and compensation for loss of office charges for changes in management as a result of this transaction.

9Profit/(loss) on disposal of intangible assets

	Three months ended		Six months ended
	31 December		31 December
	2023	2022	2023	2022
	£’000	£’000	£’000	£’000
Profit/(loss) on disposal of registrations	399	(2,588)	29,880	14,020
	399	(2,588)	29,880	14,020

10Net finance (costs)/income

	Three months ended		Six months ended
	31 December		31 December
	2023	2022	2023	2022
	£’000	£’000	£’000	£’000
Interest payable on bank loans and overdrafts	(65)	(393)	(313)	(1,206)
Interest payable on secured term loan facility, senior secured notes and revolving facilities	(10,407)	(7,552)	(18,798)	(13,762)
Interest payable on lease liabilities (Note 15)	(72)	(41)	(348)	(64)
Amortization of issue costs on secured term loan facility, senior secured notes and revolving facilities	(570)	(188)	(753)	(365)
Foreign exchange losses on retranslation of unhedged US dollar borrowings (1)	—	—	(421)	(2,703)
Unwinding of discount relating to registrations	(4,471)	(2,305)	(7,951)	(3,477)
Interest on provisions	(62)	(78)	(149)	(138)
Hedge ineffectiveness on cash flow hedges	—	—	—	(241)
Fair value movement on derivative financial instruments:
Embedded foreign exchange derivatives	(946)	(15,720)	(9,109)	—
Total finance costs	(16,593)	(26,277)	(37,842)	(21,956)
Interest receivable on short-term bank deposits	223	61	572	191
Foreign exchange gains on retranslation of unhedged US dollar borrowings (2)	13,332	37,737	—	—
Reclassified from hedging reserve	—	—	—	—
Hedge ineffectiveness on cash flow hedges	2,763	594	2,376	—
Fair value movement on derivative financial instruments:
Embedded foreign exchange derivatives	—	—	—	2,892
Total finance income (3)	16,318	38,392	2,948	3,083
Net finance (costs)/income	(275)	12,115	(34,894)	(18,873)
(1)Unrealized foreign exchange losses on unhedged USD borrowings due to an unfavourable swing in foreign exchange rates.
(2)Unrealized foreign exchange gains on unhedged USD borrowings due to a favourable swing in foreign exchange rates.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

10Net finance (costs)/income (continued)

(3)Each element of finance income is split based on its position in both the three months ended 31 December 2023 and the six months ended 31 December 2023. In the current year, exchange rate fluctuations have resulted in income for the three months ended 31 December 2023 that is greater than the total net position across the six months ended 31 December 2023.

11Income tax (expense)/credit

	Three months ended		Six months ended
	31 December		31 December
	2023	2022	2023	2022
	£’000	£’000	£’000	£’000
Current tax
Current tax on loss/profit for the period	(89)	(67)	(160)	(136)
Foreign tax	(562)	(341)	(676)	(367)
Total current tax expense	(651)	(408)	(836)	(503)
Deferred tax
Origination and reversal of temporary differences	(6,194)	(2,541)	1,038	5,408
Total deferred tax credit	(6,194)	(2,541)	1,038	5,408
Total income (expense)/credit	(6,845)	(2,949)	202	4,905

Tax is recognized based on management’s estimate of the weighted average annual tax rate expected for the full financial year. Based on current forecasts, the estimated weighted average annual tax rate used for the year to 30 June 2024 is 15.72%% (30 June 2023: 20.99%).

The current year estimated weighted average annual tax rate is less than the UK corporation tax rate for the year of 25%. This is primarily due to costs incurred in relation to the strategic review undertaken by the Group and Group recharges made to Manchester United plc which are not tax deductible.

The prior year estimated weighted average annual tax rate of 20.99% was largely driven by recharges made to Manchester United plc.

In addition to the amounts recognized in the statement of profit or loss, the following amounts relating to tax have been recognized in other comprehensive income:

	Three months ended		Six months ended
	31 December		31 December
	2023	2022	2023	2022
	£’000	£’000	£’000	£’000
Deferred tax (Note 18)	(975)	(517)	1,342	(419)
Total income tax expense recognized in other comprehensive income	(975)	(517)	1,342	(419)

12Earnings/(loss) per share

	Three months ended		Six months ended
	31 December		31 December
	2023	2022	2023	2022
Profit/(loss) for the period (£’000)	20,374	6,306	(5,383)	(20,210)
Basic earnings/(loss) per share (pence)	12.49	3.87	(3.30)	(12.39)
Diluted earnings/(loss) per share (pence) (1)	12.44	3.85	(3.30)	(12.39)

(i)Basic earnings/(loss) per share

Basic earnings/(loss) per share is calculated by dividing the profit/(loss) for the period by the weighted average number of ordinary shares in issue during the period.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

12Earnings/(loss) per share (continued)

(ii)Diluted earnings/(loss) per share

Diluted earnings/(loss) per share is calculated by adjusting the weighted average number of ordinary shares in issue during the year to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year, or, if later, the date of issue of the potential ordinary shares.

(iii)Weighted average number of shares used as the denominator

	Three months ended		Six months ended
	31 December		31 December
	2023	2022	2023	2022
	Number	Number	Number	Number
	‘000	‘000	‘000	‘000
Class A ordinary shares	52,110	52,013	52,110	52,013
Class B ordinary shares	112,732	112,732	112,732	112,732
Treasury shares	(1,683)	(1,683)	(1,683)	(1,683)
Weighted average number of ordinary shares used as the denominator in calculating basic loss per share	163,159	163,062	163,159	163,062
Adjustment for calculation of diluted earnings per share assumed conversion into Class A ordinary shares (1)	564	543	564	—
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted loss per share (1)	163,723	163,605	163,723	163,062
(1)For the six months ended 31 December 2023 and 31 December 2022 potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

13Dividends

No dividends were paid in the six months ended 31 December 2023 (six months ended 31 December 2022: nil).

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

14Property, plant and equipment

	Freehold	Plant and	Fixtures
	property	machinery	and fittings	Total
	£’000	£’000	£’000	£’000
At 1 July 2023
Cost	287,413	46,706	75,873	409,992
Accumulated depreciation	(66,677)	(35,094)	(54,939)	(156,710)
Net book amount	220,736	11,612	20,934	253,282
Six months ended 31 December 2023
Opening net book amount	220,736	11,612	20,934	253,282
Additions	2,783	1,872	4,785	9,440
Depreciation charge	(1,743)	(2,455)	(3,278)	(7,476)
Closing net book amount	221,776	11,029	22,441	255,246
At 31 December 2023
Cost	290,196	48,578	80,658	419,432
Accumulated depreciation	(68,420)	(37,549)	(58,217)	(164,186)
Net book amount	221,776	11,029	22,441	255,246

At 1 July 2022
Cost	281,377	39,562	75,394	396,333
Accumulated depreciation	(63,261)	(34,293)	(56,118)	(153,672)
Net book amount	218,116	5,269	19,276	242,661
Six months ended 31 December 2022
Opening net book amount	218,116	5,269	19,276	242,661
Additions	1,884	1,167	3,649	6,700
Depreciation charge	(1,703)	(1,330)	(2,894)	(5,927)
Closing net book amount	218,297	5,106	20,031	243,434
At 31 December 2022
Cost	283,261	40,729	79,043	403,033
Accumulated depreciation	(64,964)	(35,623)	(59,012)	(159,599)
Net book amount	218,297	5,106	20,031	243,434

15Leases

(i)Amounts recognized in the consolidated balance sheet

The balance sheet shows the following amounts relating to leases:

Right-of-use assets:

	31 December	30 June	31 December
	2023	2023	2022
	£’000	£’000	£’000
Property	7,683	8,114	2,925
Plant and machinery	516	646	428
Total	8,199	8,760	3,353

Additions to right-of-use assets for the six months ended 31 December 2023 amounted to £113,000 (2022: £301,000) and for the year ended 30 June 2023 amounted to £6,384,000.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

15Leases (continued)

(i)Amounts recognized in the consolidated balance sheet (continued)

Lease liabilities:

	31 December	30 June	31 December
	2023	2023	2022
	£’000	£’000	£’000
Current	861	1,036	804
Non-current	7,704	7,844	2,475
Total lease liabilities	8,565	8,880	3,279

The following table provides an analysis of the movements in lease liabilities:

£’000
At 1 July 2022	4,430
Cash flows	(1,515)
Additions	300
Accretion expense	64
At 31 December 2022	3,279
Cash flows	(627)
Additions	6,084
Accretion expense	144
At 30 June 2023	8,880
Cash flows	(806)
Additions	143
Accretion expense	348
At 31 December 2023	8,565

(ii)Amounts recognized in the consolidated statement of profit or loss:

	Three months ended		Six months ended
	31 December		31 December
	2023	2022	2023	2022
	£’000	£’000	£’000	£’000
Depreciation charge of right-of-use assets
Property	(215)	(361)	(431)	(730)
Plant and machinery	(113)	(225)	(208)	(290)
	(328)	(586)	(639)	(1,020)
Interest expense (included in finance costs)	(72)	(41)	(348)	(64)
Expense relating to short-term leases (included in operating expenses)	(62)	(99)	(134)	(194)

(iii)The group’s leasing activities and how these are accounted for

The Group leases various offices and equipment. All leases with a term of more than 12 months, unless the underlying asset is of low value, are recognized as a right-of-use asset, with a corresponding lease liability, at the date at which the leased asset is available for use by the Group.

The lease agreements do not impose any covenants other than the security interests in the right-of-use assets that are held by the lessor. Right-of-use assets may not be used as security for borrowing purposes.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

15Leases (continued)

(iii)The group’s leasing activities and how these are accounted for (continued)

Lease liabilities are initially measured on a present value basis. Lease liabilities include the net present value of lease payments, less any lease incentives receivable. The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, which is generally the case for leases of the Group, the Group’s incremental borrowing rate is used, being the rate that the Group would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are initially measured at cost comprising the following:

●	the amount of the initial measurement of the lease liability;
●	any lease payments made at or before the commencement date less any lease incentives received;
●	any initial direct costs; and
●	restoration costs.

Right-of-use assets are depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. Payments associated with short-term leases of property, plant and equipment and all leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

16Investment property

Total
£’000
At 1 July 2023
Cost	32,193
Accumulated depreciation and impairment	(12,200)
Net book amount	19,993
Six months ended 31 December 2023
Opening net book amount	19,993
Depreciation charge	(140)
Closing net book amount	19,853
At 31 December 2023
Cost	32,193
Accumulated depreciation and impairment	(12,340)
Net book amount	19,853

At 1 July 2022
Cost	32,193
Accumulated depreciation and impairment	(11,920)
Net book amount	20,273
Six months ended 31 December 2022
Opening net book amount	20,273
Depreciation charge	(140)
Closing net book amount	20,133
At 31 December 2022
Cost	32,193
Accumulated depreciation and impairment	(12,060)
Net book amount	20,133

Investment properties were externally valued as of 30 June 2023 in accordance with the Royal Institution of Chartered Surveyors (“RICS”) Valuation - Global Standards 2017 on the basis of Fair Value (as defined in the Standards). The fair value of investment properties as of 30 June 2023 was £32,970,000. Management has considered the carrying amount of investment property as of 31 December 2023 and concluded that, as there are no indicators of impairment, an impairment test is not required.

Fair value of investment properties is determined using inputs that are not based on observable market data, consequently the asset is categorized as Level 3.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

17Intangible assets

			Other
			intangible
	Goodwill	Registrations	assets	Total
	£’000	£’000	£’000	£’000
At 1 July 2023
Cost	421,453	924,829	22,164	1,368,446
Accumulated amortization	—	(539,944)	(16,120)	(556,064)
Net book amount	421,453	384,885	6,044	812,382
Six months ended 31 December 2023
Opening net book amount	421,453	384,885	6,044	812,382
Additions	—	215,086	2,350	217,436
Disposals	—	(9,951)	—	(9,951)
Amortization charge	—	(95,863)	(1,477)	(97,340)
Closing net book amount	421,453	494,157	6,917	922,527
At 31 December 2023
Cost	421,453	1,026,551	24,514	1,472,518
Accumulated amortization	—	(532,394)	(17,597)	(549,991)
Net book amount	421,453	494,157	6,917	922,527

At 1 July 2022
Cost	421,453	779,196	18,817	1,219,466
Accumulated amortization	—	(462,985)	(13,203)	(476,188)
Net book amount	421,453	316,211	5,614	743,278
Six months ended 31 December 2022
Opening net book amount	421,453	316,211	5,614	743,278
Additions	—	221,472	699	222,171
Disposals	—	(8,810)	—	(8,810)
Amortization charge	—	(83,736)	(1,374)	(85,110)
Closing net book amount	421,453	445,137	4,939	871,529
At 31 December 2022
Cost	421,453	968,617	19,516	1,409,586
Accumulated amortization	—	(523,480)	(14,577)	(538,057)
Net book amount	421,453	445,137	4,939	871,529

Impairment tests for goodwill

Goodwill is not subject to amortization and is tested annually for impairment (normally at the end of the third fiscal quarter) or more frequently if events or changes in circumstances indicate a potential impairment. Management has considered the carrying amount of goodwill as of 31 December 2023 and concluded that, as there are no indicators of impairment, a detailed impairment test is not required. Having assessed the future anticipated cash flows, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

17Intangible assets (continued)

Significant estimates - fair value of registrations

The costs associated with the acquisition of players’ and key football management staff registrations include an estimate of the fair value of any contingent consideration. The estimate of the fair value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration. This assessment is carried out on an individual basis. The maximum additional amount that could be payable as of 31 December 2023 is disclosed in Note 31.1. The estimate over the probability of contingent consideration payable could impact the net book value of registrations and amortization recognized in the statement of profit or loss.

Other intangible assets

Other intangible assets include internally generated assets whose cost and accumulated amortization as of 31 December 2023 was £2,103,000 and £2,103,000 respectively (31 December 2022: £2,103,000 and £2,101,000 respectively).

18Deferred tax

Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after allowable offset) for financial reporting purposes:

	31 December	30 June	31 December
	2023	2023	2022
	£’000	£’000	£’000
Net deferred tax liability	(924)	(3,304)	(2,413)

The movements in the net deferred tax liability are as follows:

	31 December	30 June	31 December
	2023	2023	2022
	£’000	£’000	£’000
At the beginning of the period	(3,304)	(7,402)	(7,402)
Credited to the statement of profit or loss (Note 11)	1,038	4,801	5,408
Credited/(expensed) to other comprehensive income (Note 11)	1,342	(1,018)	(419)
Credit relating to share-based payments	—	315	—
At the end of the period	(924)	(3,304)	(2,413)

Group profits are subject to both UK and US corporate tax. The current US federal corporate income tax rate is 21% compared to the substantively enacted UK corporation tax rate of 25%. As the UK corporation tax rate is higher than the US federal corporate income tax rate, it is forecast that all future US cash tax will be sheltered by foreign tax credits derived from UK tax paid. A potential US deferred tax asset at the period end has therefore not been recognised as it is not forecast to give rise to a future economic benefit. Future increases in the US federal corporate income tax rate could result in the recognition of the US deferred tax asset.

Significant estimates – recognition of deferred tax assets

Deferred tax assets are recognized only to the extent that it is probable that the associated deductions will be available for use against future profits and that there will be sufficient future taxable profit available against which the temporary differences can be utilized, provided the asset can be reliably quantified. In estimating future taxable profit, management use “base case” approved forecasts which incorporate a number of assumptions, including a prudent level of future uncontracted revenue in the forecast period. In arriving at a judgment in relation to the recognition of deferred tax assets, management considers the regulations applicable to tax, advice on their interpretation and potential future business planning. Future taxable income may be higher or lower than estimates made when determining whether it is appropriate to record a tax asset and the amount to be recorded. Furthermore, changes in the legislative framework or applicable tax case law may result in management reassessing the recognition of deferred tax assets in future periods.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

19Inventories

	31 December	30 June	31 December
	2023	2023	2022
	£’000	£’000	£’000
Finished goods	4,024	3,165	3,272

The cost of inventories recognized as an expense and included in operating expenses for the six months ended 31 December 2023 amounted to £8,614,000 (year ended 30 June 2023: £12,307,000; six months ended 31 December 2022: £7,042,000).

20Trade receivables

	31 December	30 June	31 December
	2023	2023	2022
	£’000	£’000	£’000
Trade receivables	124,019	69,729	150,863
Less: provision for impairment of trade receivables	(18,133)	(16,259)	(13,230)
Net trade receivables	105,886	53,470	137,633
Less: non-current portion
Trade receivables	24,498	22,303	21,224
Current trade receivables	81,388	31,167	116,409

Net trade receivables include transfer fees receivable from other football clubs of £52,220,000 (30 June 2023: £42,309,000; 31 December 2022: £55,311,000) of which £24,498,000 (30 June 2023: £22,303,000; 31 December 2022: £21,224,000) is receivable after more than one year. Net trade receivables also include £24,591,000 (30 June 2023: £13,207,000; 31 December 2022: £35,087,000) of deferred revenue that is contractually payable to the Group, but recorded in advance of the earnings process, with corresponding amounts recorded as contract liabilities - deferred revenue.

Gross contractual trade receivables pre discounting as at 31 December 2023 were £108,900,000 (30 June 2023: £54,393,000; 31 December 2022: £139,199,000).

21Derivative financial instruments

	31 December 2023		30 June 2023		31 December 2022
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£’000	£’000	£’000	£’000	£’000	£’000
Used for hedging:
Interest rate swaps	2,211	—	4,173	—	4,901	—
Forward foreign exchange contracts	321	(2,072)	378	(1,615)	—	—
At fair value through profit or loss:
Embedded foreign exchange derivatives	107	(1)	11,258	(64)	22,561	—
Forward foreign exchange contracts	—	—	—	—	2,603	(519)
	2,639	(2,073)	15,809	(1,679)	30,065	(519)
Less non-current portion:
Used for hedging:
Interest rate swaps	—	—	—	—	4,901	—
Forward foreign exchange contracts	159	(1,482)	378	(748)	—	—
At fair value through profit or loss:
Embedded foreign exchange derivatives	41	—	7,114	—	15,938	—
Forward foreign exchange contracts	—	—	—	—	1,350	(519)
Non-current derivative financial instruments	200	(1,482)	7,492	(748)	22,189	(519)
Current derivative financial instruments	2,439	(591)	8,317	(931)	7,876	—

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

21Derivative financial instruments (continued)

Fair value hierarchy

Derivative financial instruments are carried at fair value. The different levels used in measuring fair value have been defined in accounting standards as follows:

●	Level 1 – the fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period.
●	Level 2 – the fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.
●	Level 3 – if one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

All of the financial instruments detailed above are included in Level 2.

22Cash and cash equivalents

	31 December	30 June	31 December
	2023	2023	2022
	£’000	£’000	£’000
Cash at bank and in hand	62,809	76,019	31,045

Cash and cash equivalents for the purposes of the interim consolidated statement of cash flows are as above.

23Share capital

	Number of shares	Ordinary shares
	(thousands)	£’000
At 1 July 2022	164,745	53
Employee share-based compensation awards – issue of shares	—	—
At 31 December 2022	164,745	53
Employee share-based compensation awards – issue of shares	97	—
At 30 June 2023	164,842	53
Employee share-based compensation awards – issue of shares	—	—
At 31 December 2023	164,842	53

The Company has two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares, each with a par value of $0.0005 per share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, Class B ordinary shares will automatically convert into Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing, in the aggregate, at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions (which are required for certain important matters including mergers and changes to the Company’s governing documents), which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders.

As of 31 December 2023, the Company’s issued share capital comprised 54,537,360 Class A ordinary shares and 110,207,613 Class B ordinary shares.

1,682,896 Class A ordinary shares are currently held in treasury. Distributable reserves have been reduced by £21,305,000, being the consideration paid for these shares. See Note 24.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

24Treasury shares

	Number of
	shares
	(thousands)	£’000
At 1 July 2022, 31 December 2022, 30 June 2023 and 31 December 2023	1,683	21,305

25Trade and other payables

	31 December	30 June	31 December
	2023	2023	2022
	£’000	£’000	£’000
Trade payables	348,707	302,708	290,239
Other payables	10,274	12,039	13,420
Accrued expenses	49,139	62,271	66,079
Social security and other taxes	13,472	20,595	18,529
	421,592	397,613	388,267
Less: non-current portion
Trade payables	189,693	160,649	159,719
Other payables	198	492	776
Non-current trade and other payables	189,891	161,141	160,495
Current trade and other payables	231,701	236,472	227,772

Trade payables include transfer fees and other associated costs in relation to the acquisition of players’ registrations of £338,978,000 (30 June 2023: £276,626,000; 31 December 2022: £280,730,000) of which £189,693,000 (30 June 2023: £160,649,000; 31 December 2022: £159,719,000) is due after more than one year. Of the amount due after more than one year, £108,752,000 (30 June 2023: £80,256,000; 31 December 2022: £79,385,000) is expected to be paid between 1 and 2 years, £80,941,000 (30 June 2023: £80,393,000; 31 December 2022: £79,855,000) is expected to be paid between 2 and 5 years, and the balance of £nil (30 June 2023: £nil; 31 December 2022: £479,000) is expected to be paid after 5 years.

Gross contractual trade payables pre discounting as at 31 December 2023 were £378,560,000 (30 June 2023: £317,809,000; 31 December 2022: £307,913,000). The gross contractual value of other payables is not materially different to their carrying amount.

26Borrowings

	31 December	30 June	31 December
	2023	2023	2022
	£’000	£’000	£’000
Senior secured notes	331,572	332,112	350,626
Secured term loan facility	174,937	175,223	185,028
Revolving credit facilities	260,000	100,000	200,000
Accrued interest on senior secured notes and revolving credit facilities	6,792	5,961	6,246
	773,301	613,296	741,900
Less: non-current portion
Senior secured notes	331,572	332,112	350,626
Secured term loan facility	174,937	175,223	185,028
Non-current borrowings	506,509	507,335	535,654
Current borrowings	266,792	105,961	206,246

The senior secured notes of £331,572,000 (30 June 2023: £332,112,000; 31 December 2022: £350,626,000) is stated net of unamortized issue costs amounting to £1,866,000 (30 June 2023: £2,113,000; 31 December 2022: £2,354,000). The outstanding principal amount of the senior secured notes is $425,000,000 (30 June 2023: $425,000,000; 31 December 2022: $425,000,000). The senior secured notes have a fixed coupon rate of 3.79% per annum and interest is paid semi-annually. The senior secured notes mature on 25 June 2027.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

26Borrowings (continued)

The senior secured notes were issued by our wholly owned subsidiary, Manchester United Football Club Limited, and are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and MU Finance Limited and are secured against substantially all of the assets of those entities and Manchester United Football Club Limited. These entities are wholly owned subsidiaries of Manchester United plc.

The secured term loan facility of £174,937,000 (30 June 2023: £175,223,000; 31 December 2022: £185,028,000) is stated net of unamortized issue costs amounting to £1,589,000 (30 June 2023: £1,720,000; 31 December 2022: £1,850,000). The outstanding principal amount of the secured term loan facility is $225,000,000 (30 June 2023: $225,000,000; 31 December 2022: $225,000,000). The secured term loan facility attracts interest of US dollar LIBOR plus an applicable margin of between 1.25% and 1.75% per annum and interest is paid monthly. The remaining balance of the secured term loan facility is repayable on 6 August 2029, although the Group has the option to repay the secured term loan facility at any time before then.

The secured term loan facility was provided to our wholly owned subsidiary, Manchester United Football Club Limited, and is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and is secured against substantially all of the assets of each of those entities. These entities are wholly owned subsidiaries of Manchester United plc.

The Group also has £260,000,000 (30 June 2023: £100,000,000; 31 December 2022: £200,000,000) in outstanding loans and £40,000,000 (30 June 2023: £200,000,000; 31 December 2022: £100,000,000) in borrowing capacity under our revolving facilities. £150,000,000 of the facilities terminate on 4 April 2025 and the remainder terminates on 25 June 2027.

The Group has complied with all covenants under its revolving facilities, the secured term loan facility and the note purchase agreement governing the senior secured notes during the 2023 and 2022 reporting period.

27Provisions

	Other(1)	Tax(2)	Total
	£’000	£’000	£’000
At 1 July 2022	1,143	11,501	12,644
Charged/(credited) to profit or loss:
Reassessment of provisions	97	(29)	68
Additional provisions recognized	—	291	291
At 31 December 2022	1,240	11,763	13,003
(Credited)/charged to profit or loss:
Reassessment of provisions	(364)	293	(71)
Additional provisions recognized	—	7	7
At 30 June 2023	876	12,063	12,939
Charged/(credited) to profit or loss:
Reassessment of provisions	79	(1,955)	(1,876)
At 31 December 2023	955	10,108	11,063
Less: non-current portion
Provisions	—	—	—
Current provisions	955	10,108	11,063

(1) Other provision

Other provision includes, amongst other items, make good provisions as the Group is required to restore the leased premises of its office spaces to their original condition at the end of the respective lease terms. A provision has been recognized based upon the estimated expenditure required to remove any leasehold improvements. The remaining term on such leased properties is between 3 months and 9 years.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

27Provisions (continued)

(2) Tax provision

Provision in respect of player related tax matters. The timing of cash outflows is by its nature uncertain but it is management’s best estimate that these will be made within the next 12 months.

28Cash used in operations

	Three months ended		Six months ended
	31 December		31 December
	2023	2022	2023	2022
	£’000	£’000	£’000	£’000
Profit/(loss) before income tax	27,219	9,255	(5,585)	(25,115)
Adjustments for:
Depreciation	4,153	3,609	8,255	7,087
Amortization	50,495	44,971	97,340	85,110
(Profit)/loss on disposal of intangible assets	(399)	2,588	(29,880)	(14,020)
Net finance costs/(income)	275	(12,115)	34,894	18,873
Non-cash employee benefit expense - equity-settled share-based payments	736	626	1,476	1,155
Foreign exchange losses on operating activities	619	5,140	477	3,967
Reclassified from hedging reserve	250	(367)	(2)	(530)
Changes in working capital:
Inventories	1,022	480	(859)	(1,072)
Prepayments	9,286	4,638	(10,833)	(10,928)
Contract assets – accrued revenue	(14,476)	(7,366)	(18,487)	(17,266)
Trade receivables	(39,110)	(64,070)	(44,355)	(48,087)
Other receivables	9,612	(497)	7,863	(857)
Contract liabilities – deferred revenue	(64,780)	(23,898)	(18,581)	(14,716)
Trade and other payables	(23,602)	(19,821)	(31,839)	(36,974)
Provisions	688	194	(2,025)	359
Cash used in operations	(38,012)	(56,633)	(12,141)	(53,014)

29Pension arrangements

The Group participates in the Football League Pension and Life Assurance Scheme (‘the Scheme’). The Scheme is a funded multi-employer defined benefit scheme where members may have periods of service attributable to several participating employers. The Group is unable to identify its share of the assets and liabilities of the Scheme and therefore accounts for its contributions as if they were paid to a defined contribution scheme. The Group has received confirmation that the assets and liabilities of the Scheme cannot be split between the participating employers. The Group is advised only of the additional contributions it is required to pay to make good the deficit. These contributions could increase in the future if one or more of the participating employers exits the Scheme.

The last triennial actuarial valuation of the Scheme was carried out at 31 August 2020 where the total deficit on the ongoing valuation basis was £27.5 million. The accrual of benefits ceased within the Scheme on 31 August 1999, therefore there are no contributions relating to current accrual. The Group pays monthly contributions based on a notional split of the total expenses and deficit contributions of the Scheme.

The Group currently pays total contributions of £573,000 per annum and this amount will increase by 5% per annum from September 2024. Based on the existing actuarial valuation assumptions, this will be sufficient to pay off the deficit by 30 April 2025.

As of 31 December 2023, the present value of the Group’s outstanding contributions (i.e. its future liability) is £777,000. This amounts to £579,000 (30 June 2023: £567,000; 31 December 2022: £555,000) due within one year and £198,000 (30 June 2023: £491,000; 31 December 2022: £777,000) due after more than one year and is included within other payables.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

29Pension arrangements (continued)

Contributions are also made to defined contribution pension arrangements and are charged to the statement of profit or loss in the period in which they become payable.

30Financial risk management

30.1  Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, and cash flow and fair value interest rate risk), credit risk, and liquidity risk.

The interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, they should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2023, as filed with the Securities and Exchange Commission on 27 October 2023, contained within the Company’s Annual Report on Form 20-F.

There have been no changes in risk management since the previous financial year end or in any risk management policies.

30.2  Hedging activities

The Group uses derivative financial instruments to hedge certain exposures and has designated certain derivatives as hedges of cash flows (cash flow hedge).

The Group hedges the foreign exchange risk on contracted future US dollar revenues whenever possible using the Group’s US dollar net borrowings as the hedging instrument. The foreign exchange gains or losses arising on re-translation of the Group’s US dollar net borrowings used in the hedge are initially recognized in other comprehensive income, rather than being recognized in the statement of profit or loss immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the statement of profit or loss in the same accounting period, and within the same statement of profit or loss line (i.e. commercial revenue), as the underlying future US dollar revenues, which given the varying lengths of the commercial revenue contracts will be between January 2024 to June 2027. The foreign exchange gains or losses arising on re-translation of the Group’s unhedged US dollar borrowings are recognized in the statement of profit or loss immediately (within net finance costs). The table below details the net borrowings being hedged at the balance sheet date:

	31 December	30 June	31 December
	2023	2023	2022
	$’000	$’000	$’000
USD borrowings	650,000	650,000	650,000
Hedged USD cash	(33,200)	(57,500)	(8,900)
Net USD debt	616,800	592,500	641,100
Hedged future USD revenues (1)	(253,600)	(52,000)	(50,780)
Unhedged USD borrowings	363,200	540,500	590,320
Closing USD exchange rate ($: £)	1.2746	1.2716	1.2040
(1)A further portion of the profit and loss exposure (within net finance income/costs) on unhedged USD borrowings is naturally offset by the fair value of foreign exchange based embedded derivatives in host Commercial revenue contracts.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

30Financial risk management (continued)

30.2  Hedging activities (continued)

The Group hedges its cash flow interest rate risk where considered appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting a portion of variable rate borrowings from floating rates to fixed rates. The effective portion of changes in the fair value of the interest rate swap is initially recognized in other comprehensive income, rather than being recognized in the statement of profit or loss immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the statement of profit or loss in the same accounting period, and within the same statement of profit or loss line (i.e. net finance costs), as the underlying interest payments, which given the term of the swap will be between January 2024 to June 2024. The following table details the interest rate swaps at the reporting date that are used to hedge borrowings:

	31 December	30 June	31 December
	2023	2023	2022
Principal value of loan outstanding ($’000)	150,000	150,000	150,000
Rate received	1 month $ SOFR	1 month $ SOFR	1 month $ LIBOR
Rate paid	Fixed 1.9215%	Fixed 1.9215%	Fixed 2.032%
Expiry date	30 June 2024	30 June 2024	30 June 2024

As of 31 December 2023, the fair value of the above interest rate swap was an asset of £2,211,000 (30 June 2023: asset of £4,173,000; 31 December 2022: asset of £4,901,000).

The Group also seeks to hedge the majority of the foreign exchange risk on revenue arising as a result of participation in UEFA club competitions, either by using contracted future foreign exchange expenses (including player transfer fee commitments) or by placing forward foreign exchange contracts, at the point at which it becomes reasonably certain that it will receive the revenue. The Group also seeks to hedge the foreign exchange risk on other contracted future foreign exchange expenses using available foreign exchange cash balances and forward foreign exchange contracts.

Summary of hedging reserve

The Group’s hedging reserve comprises of two separate hedging reserves, the cash flow hedge reserve and the cost of hedging reserve. Details of balances in each reserve (net of tax) are shown below.

	At 31 December 2023	At 30 June 2023	At 31 December 2022
	£’000	£’000	£’000
Cash flow hedge reserve	1,521	2,815	2,249
Cost of hedging reserve	(1,546)	1,187	—
Total hedging reserve	(25)	4,002	2,249

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

31Contingent liabilities and contingent assets

31.1  Contingent liabilities

The Group had contingent liabilities at 31 December 2023 in respect of:

(i)Transfer fees

Under the terms of certain contracts with other football clubs and agents in respect of player transfers, additional amounts, in excess of the amounts included in the cost of registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognized within the cost of registrations when the Group considers that it is probable that the condition related to the payment will be achieved. The maximum additional amounts that could be payable is £158,040,000 (30 June 2023: £133,142,000; 31 December 2022: £141,097,000). No material adjustment was required to the amounts included in the cost of registrations during the period (2022: no material adjustments) and consequently there was no material impact on the amortization of registration charges in the statement of profit or loss (2022: no material impact). As of 31 December 2023, the potential amount payable by type of condition and category of player was:

	First team
	squad	Other	Total
Type of condition	£’000	£’000	£’000
MUFC appearances/team success/new contract	75,700	36,668	112,368
International appearances	10,256	2,229	12,485
Awards	32,085	—	32,085
Other	928	174	1,102
	118,969	39,071	158,040

(ii) Tax matters

We are currently in active discussions with UK tax authorities over a number of tax areas in relation to arrangements with players and players’ representatives. It is possible that in the future, as a result of discussions between the Group and UK tax authorities, as well as discussions UK tax authorities are holding with other stakeholders within the football industry, interpretations of applicable rules will be challenged, which could result in liabilities in relation to these matters. The information usually required by IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’, is not disclosed on the grounds that it is not practicable to be disclosed.

31.2Contingent assets

(i)Transfer fees

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable to the Group if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Group when probable and recognized when virtually certain. As of 31 December 2023, the amount of such receipt considered to be probable was £250,000 (30 June 2023: £nil; 31 December 2022: £nil).

32Commitments

32.1  Capital commitments

As at 31 December 2023, the Group had contracted capital expenditure relating to property, plant and equipment amounting to £2,166,000 (30 June 2023: £5,152,000; 31 December 2022: £2,090,000) and to other intangible assets amounting to £nil (30 June 2023: £nil; 31 December 2022: £192,000). These amounts are not recognized as liabilities.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

33Events occurring after the reporting period

33.1  Registrations

Subsequent to 31 December 2023, the playing registrations of certain footballers have been disposed of. Total net proceeds were £989,000 and the associated net book value was £29,000. Additionally, solidarity contributions, training compensation, sell-on fees and contingent consideration totalling £207,000 became receivable in respect of previous playing registration disposals.

Also subsequent to 31 December 2023, the playing registrations of certain players were acquired or extended for a total consideration, including associated costs, of £350,000. Sell-on fees and contingent consideration totalling £1,210,000 became payable in respect of previous playing registrations.

33.2  Completion of minority investment

On 20 February 2024, Manchester United plc announced the successful completion of a transaction with Trawlers Limited, an entity wholly owned by Sir Jim Ratcliffe, that resulted in Sir Jim Ratcliffe owning 27.7% of Manchester United plc’s voting rights. As part of this transaction, Sir Jim has invested $200 million into the club with a further $100 million to be invested by 31 December 2024.

Post transaction, Manchester United plc’s total issued share capital comprises of 56,601,130 Class A shares and 114,301,320 Class B shares.

33.3  Changes to the board of directors of Manchester United plc

In conjunction with the transaction detailed in Note 33.2, on 21 February 2024, two individuals designated by Sir Jim Ratcliffe, John Reece and Rob Nevin, were appointed as members of the board of directors of Manchester United plc. Richard Arnold formally resigned from his directorship on 15 February 2024.

33.4  Repayment of revolving facilities

On 28 February 2024, a repayment of the Group’s revolving facilities of £120 million was made. This comprised of a repayment of £35 million under our initial facility with Bank of America, a £52.5 million repayment under our bilateral facility with Bank of America and a £32.5 million repayment under our facility with Santander. This took the total drawdown as of 28 February 2024 to £140 million from available facilities of £300 million.

34Related party transactions

As of 31 December 2023, trusts and other entities controlled by six lineal descendants of Mr. Malcolm Glazer collectively own 4.37% of our issued and outstanding Class A ordinary shares and all of our issued and outstanding Class B ordinary shares, representing 95.62% of the voting power of our outstanding capital stock.

At the date of this report and as a result of the transaction described in Note 33.2, the voting power controlled by the six lineal descendants of Mr. Malcolm Glazer is 69.1% and the voting power controlled by Sir Jim Ratcliffe is 27.7%.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

35Subsidiaries

The following companies are the subsidiary undertakings of the Company as of 31 December 2023:

		% of ownership
Subsidiaries	Principal activity	interest
Red Football Finance Limited*	Dormant company	100
Red Football Holdings Limited*	Holding company	100
Red Football Shareholder Limited	Holding company	100
Red Football Joint Venture Limited	Holding company	100
Red Football Limited	Holding company	100
Red Football Junior Limited	Holding company	100
Manchester United Limited	Holding company	100
Alderley Urban Investments Limited	Property investment	100
Manchester United Football Club Limited	Professional football club	100
Manchester United Women’s Football Club Limited	Professional football club	100
Manchester United Interactive Limited	Dormant company	100
MU 099 Limited	Dormant company	100
MU Commercial Holdings Limited	Non-trading company	100
MU Commercial Holdings Junior Limited	Non-trading company	100
MU Finance Limited	Non-trading company	100
MU RAML Limited	Retail and licensing company	100
MUTV Limited	Media company	100
RAML USA LLC	Dormant company	100

*Direct investment of Manchester United plc, others are held by subsidiary undertakings.

All of the above are incorporated and operate in England and Wales, with the exception of Red Football Finance Limited which is incorporated and operates in the Cayman Islands and RAML USA LLC which is incorporated in the United States.